                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*

                           Sirius Satellite Radio Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  82966U 10 3
                -------------------------------------------------
                                 (CUSIP Number)

                                    Chinh Chu
                   Blackstone Management Associates III L.L.C.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5872
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                              Wilson S. Neely, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                                January 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule (Section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 24 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 2 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone CCC Capital Partners L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 4,670,568
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         4,670,568
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,670,568
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.76%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 3 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone CCC Offshore Capital Partners L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 845,021
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         845,021
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  845,021
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.58%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 4 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Family Investment Partnership III L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 352,059
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         352,059
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  352,059
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.09%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 5 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Management Associates III L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,867,647
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,867,647
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 6 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peter G. Peterson
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 0
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       5,867,647
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         0
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 5,867,647
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 7 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Stephen A. Schwarzman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 0
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       5,867,647
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         0
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 5,867,647
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 8 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LJH Partners, LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,882
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,882
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,882
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.02%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 9 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lamont Partners, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,882
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,882
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 10 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Douglas S. Luke
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,882
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,882
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 11 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert C. Fanch Revocable Trust
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Colorado
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,882
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,882
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,882
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.02%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 12 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert C. Fanch
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 5,882
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         5,882
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 13 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BCI Investments II, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 2,941
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         2,941
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,941
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.01%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   82966U 10 3                                      PAGE 14 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William J. Bresnan
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO (see item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                 2,941
  NUMBER OF  -------------------------------------------------------------------
   SHARES      8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH     -------------------------------------------------------------------
  REPORTING    9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                         2,941
             -------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer.

This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.001 per share ("Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020 .


Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by Blackstone CCC Capital Partners L.P., a Delaware limited partnership ("BCP CCC"), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership ("BCP CCC Offshore"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III"), Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), Mr. Peter G. Peterson, Mr. Stephen A. Schwarzman, LJH Partners, LP, a Delaware limited partnership ("LJH"), Lamont Partners LLC, a Delaware limited liability company ("Lamont"), Mr. Douglas S. Luke, Robert C. Fanch Revocable Trust, a Colorado revocable trust, Mr. Robert C. Fanch, BCI Investments II LLC, a Delaware limited liability company ("BCI II") and Mr. William J. Bresnan (the foregoing, collectively, the "Reporting Persons").

BMA III is the sole general partner of BCP CCC and BFIP III and the sole investment general partner of BCP CCC Offshore. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BCP CCC Offshore. Pursuant to the partnership agreement of BCP CCC Offshore, BMA III has the sole power to vote securities held by BCP CCC Offshore and the sole power to dispose of securities held by BCP CCC Offshore. BCP CCC, BCP CCC Offshore and BFIP III will hereinafter be referred to collectively as the "Blackstone Partnerships" and the Blackstone Partnerships, together with BMA III, Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman, will hereinafter be referred to collectively as the "Blackstone Persons".

BCP CCC, BCP CCC Offshore and BFIP III are principally engaged in the business of investment in securities and the commitment of capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA III consists of performing the functions of, and serving as, the general partner of BCP CCC and of certain affiliates and the investment general partner of BCP CCC Offshore and of certain affiliates. The principal business and office address of BCP CCC, BFIP III and BMA III is 345 Park Avenue, New York, New York 10154. The principal business and office address of BCP CCC Offshore is c/o Blackstone Services (Cayman) LDC c/o Hemisphere

                               Page 15 of 24 Pages

Management (Cayman) Ltd., Zephyr House, Mary Street, 5th Floor, Georgetown, Grand Cayman, Cayman Islands.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of BMA III. Each of the Founding Members is a United States citizen. The principal occupations of each of the Founding Members is serving as an executive of one or more of the Blackstone Partnerships, BMA III, and their affiliates. The Founding Members are the managing members of BMA III. The business address of each of the Founding Members is 345 Park Avenue, New York, New York 10154.

Lamont is the sole general partner of LJH, and Mr. Douglas S. Luke is the sole managing member of Lamont. Mr. Luke is a United States citizen. Mr. Luke's principal occupation is serving as an executive of LJH and its affiliates. The principal business address of each of LJH, Lamont and Mr. Luke is The Chrysler Building, 48th Floor, 405 Lexington Avenue, New York, New York 10174. LJH, Lamont and Mr. Luke will hereinafter be referred to collectively as the "LJH Persons".

Robert C. Fanch is the sole trustee of Robert C. Fanch Revocable Trust. Mr. Fanch is a United States citizen. Mr. Fanch's principal occupation is serving as chairman and chief executive officer of Fanch Communications Incorporated. The principal business address of both Mr. Fanch and Robert C. Fanch Revocable Trust is 1873 South Bellaire Street, Suite 1550, Denver, Colorado 80222. Robert C. Fanch Revocable Trust and Mr. Fanch will hereinafter be referred to collectively as the "Fanch Persons".

Mr. William J. Bresnan is the sole managing member of BCI II. Mr. Bresnan is a United States Citizen. Mr. Bresnan's principal occupation is serving as an executive of Bresnan Communications Inc. and its affiliates. The principal business address of both BCI II and Mr. Bresnan is 709 Westchester Ave., White Plains, New York 10604. BCI II and Mr. Bresnan will hereinafter be referred to collectively as the "BCI Persons."

During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 31, 2000, the Blackstone Partnerships purchased, for an aggregate purchase price of $199,500,000, a total of 1,995,000 shares of 9.2% Series D Junior Cumulative Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock") of the Company. The source of funds was capital contributions by the partners of the Blackstone Partnerships.

On January 31, 2000, LJH purchased, for an aggregate purchase price of $200,000, a total of 2000 shares of Preferred Stock. The source of funds was capital contributions by the limited partners of LJH.

On January 31, 2000, Robert C. Fanch Revocable Trust purchased, for an aggregate purchase price of $200,000, a total of 2000 shares of Preferred Stock. The source of funds was funds of Robert C. Fanch Revocable Trust.


                               Page 16 of 24 Pages

On January 31, 2000, BCI II purchased, for an aggregate purchase price of $100,000, a total of 1000 shares of Preferred Stock. The source of funds was capital contributions by the members of BCI II.

Item 4.  Purpose of Transaction.

The response to Item 3 is hereby incorporated by reference.

Blackstone Capital Partners III Merchant Banking Fund L.P. ("BCP III") and the Company entered into a Stock Purchase Agreement, dated as of December 23, 1999 (the "Stock Purchase Agreement"), which provided for the purchase of 2,000,000 shares of Preferred Stock for an aggregate purchase price of $200,000,000. Prior to the closing and pursuant to the terms of the Stock Purchase Agreement, BCP III assigned its rights thereunder to BCP CCC (1,587,993 shares of Preferred Stock), BCP CCC Offshore (287,307 shares of Preferred Stock), BFIP III (119,700 shares of Preferred Stock), LJH (2,000 shares of Preferred Stock), Robert C. Fanch Revocable Trust (2,000 shares of Preferred Stock) and BCI II (1,000 shares of Preferred Stock).

The Company issued the Preferred Stock to the Blackstone Partnerships, LJH, Robert C. Fanch Revocable Trust and BCI II in order to finance its operations and for other general corporate purposes.

Preferred Stock.

Each share of Preferred Stock is convertible (at the option of the holder thereof) at any time into the number of fully paid and nonassessable shares of Common Stock calculated by dividing the Liquidation Preference (as defined below) by $34.00 (the "Conversion Price"), such Conversion Price to be adjusted in certain circumstances as provided for in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 9.2% Series D Junior Cumulative Convertible Preferred Stock (the "Certificate of Designations").

The Preferred Stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up the affairs of the Company, ranks senior and prior to the Common Stock and any other class or series of capital stock of the Company that by its terms ranks junior to the Preferred Stock. The Preferred Stock ranks on a parity with the 9.2% Series A Junior Cumulative Convertible Preferred Stock and the 9.2% Series B Junior Convertible Preferred Stock and the Parity Dividend Stock (as defined in the Certificate of Designations) and Parity Liquidation Stock (as defined in the Certificate of Designations). The Preferred Stock ranks junior to the Company's 10.5% Series C Convertible Preferred Stock, and all Senior Dividend Stock (as defined in the Certificate of Designations) and Senior Liquidation Stock (as defined in the Certificate of Designations). In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Preferred Stock are entitled to receive $100.00 per share (the "Liquidation Preference") plus all accrued and unpaid dividends, to the payment date.

The holders of Preferred Stock will receive cumulative dividends at the annual rate of 9.2% of the sum of (x) the Liquidation Preference and (y) all unpaid dividends, if any, whether or not declared, from the date of issuance of Preferred Stock to the applicable dividend payment date. Dividends will be payable in cash or, at the Company's option, in additional shares of Preferred Stock.

From and after December 23, 2002 and prior to December 23, 2004, the Company, at its option, may redeem shares of Preferred Stock, in whole or in part, at the redemption price of 100% the Liquidation Preference

                               Page 17 of 24 Pages
thereof, plus an amount equal to the unpaid dividends thereon, if the Current Market Price (as defined in the Certificate of Designations) of the Common Stock equals or exceeds $68.00. From and after December 23, 2004, the Company may redeem shares of Preferred Stock, in whole or in part, at a redemption price of 100% of the Liquidation Preference thereof, plus an amount equal to the unpaid dividends thereon. On November 15, 2011, the Company must redeem all outstanding shares of the Preferred Stock at a redemption price of 100% of the Liquidation Preference thereof, plus an amount equal to the unpaid dividends thereon.

Holders of shares of Preferred Stock will be entitled to vote together as a single class with the holders of shares of Common Stock (and any other series or class of voting stock entitled to vote thereon) on all matters as to which holders of shares of Common Stock are entitled to vote. In such instances, each share of Preferred Stock will vote on an "as converted" basis, using the Conversion Price then in effect.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificate of Designations, a copy of each of which has been filed as an exhibit to this
Schedule 13D and is incorporated herein by reference.

The shares of Preferred Stock are being acquired by the Reporting Persons for investment purposes. The Reporting Persons do not currently have, and do not intend to have in the future, any representation on the Company's Board, nor do the Reporting Persons currently have any intention of acquiring additional shares of Preferred Stock (other than through in-kind dividends) or Common Stock (other than through conversion of the Preferred Stock). Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's Board, to acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock (or any shares of Common Stock into which such Preferred Stock is converted) beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such a change.

Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, BCP CCC, BCP CCC Offshore and BFIP III acquired shares of Preferred Stock having an aggregate Liquidation Preference of $199,500,000, for an aggregate purchase price of $199,500,000. Assuming the conversion of all of their Preferred Stock as of the date hereof, the Blackstone Partnerships would own in the aggregate 5,867,647 shares of Common Stock of the Company, representing approximately 15.53% of the outstanding Common Stock of the Company.

Pursuant to the Stock Purchase Agreement, LJH acquired shares of Preferred Stock having an aggregate Liquidation Preference of $200,000, for an aggregate purchase price of $200,000. Assuming the conversion of all of its Preferred Stock as of the date hereof, LJH would own in the aggregate 5,882 shares of Common

                               Page 18 of 24 Pages

Stock of the Company, representing approximately 0.02% of the outstanding Common Stock of the Company.

Pursuant to the Stock Purchase Agreement, Robert C. Fanch Revocable Trust acquired shares of Preferred Stock having an aggregate Liquidation Preference of $200,000, for an aggregate purchase price of $200,000. Assuming the conversion of all of its Preferred Stock as of the date hereof, Robert C. Fanch Revocable Trust would own in the aggregate 5,882 shares of Common Stock of the Company, representing approximately 0.02% of the outstanding Common Stock of the Company.

Pursuant to the Stock Purchase Agreement, BCI II acquired shares of Preferred Stock having an aggregate Liquidation Preference of $100,000, for an aggregate purchase price of $100,000. Assuming the conversion of all of its Preferred Stock as of the date hereof, BCI II would own in the aggregate 2,941 shares of Common Stock of the Company, representing approximately 0.01% of the outstanding Common Stock of the Company.

The number of shares of Common Stock into which shares of Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4 and pursuant to anti-dilution provisions contained in the Certificate of Designations. Beneficial ownership of such Preferred Stock was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

The securities of the Company held by the Reporting Persons may be subject from time to time to various collateral and other similar security arrangements made with third party financial institutions in the ordinary course of business.

BCP CCC, BCP CCC Offshore and BFIP III, acting through their sole general partner BMA III, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Preferred Stock or Common Stock respectively owned by them. As a result, for purposes of section 13(d) of the Act, BMA III may be deemed to beneficially own the shares of Preferred Stock or Common Stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Preferred Stock or Common Stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of Preferred Stock or Common Stock that BMA III may be deemed to beneficially own. Each of BMA III and each Founding Member disclaims beneficial ownership of such shares.

LJH, acting through its sole general partner Lamont, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Preferred Stock or Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Lamont may be deemed to beneficially own the shares of Preferred Stock or Common Stock directly owned by LJH of which it is the general partner. Mr. Douglas S. Luke, as the sole managing member of Lamont, has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Preferred Stock or Common Stock that may be deemed to be beneficially owned by Lamont. As a result, Mr. Luke may be deemed to beneficially own the shares of Preferred Stock or Common Stock that Lamont may be deemed to beneficially own. Each of Lamont and Mr. Luke disclaims beneficial ownership of such shares.


                               Page 19 of 24 Pages

Robert C. Fanch Revocable Trust, acting through its trustee Mr. Robert C. Fanch, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Preferred Stock or Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Mr. Fanch may be deemed to beneficially own the shares of Preferred Stock or Common Stock directly owned by Robert C. Fanch Revocable Trust, of which Mr. Fanch is the sole trustee. Mr. Fanch disclaims beneficial ownership of such shares.

BCI II, acting through its managing member Mr. William J. Bresnan, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Preferred Stock or Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Mr. Bresnan may be deemed to beneficially own the shares of Preferred Stock or Common Stock directly owned by BCI II of which Mr. Bresnan is the managing member. Mr. Bresnan disclaims beneficial ownership of such shares.

The Blackstone Partnerships, LJH, Robert C. Fanch Revocable Trust, BCI II and certain other investors (collectively, the "Equity Investors") may be considered to have acted or to be acting in concert with respect to the shares of the Preferred Stock or Common Stock referred to in Item 4, and consequently, the Equity Investors may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. The Blackstone Persons disclaim membership in any such "group" with the LJH Persons, the Fanch Persons or the BCI Persons. Similarly, (i) the LJH Persons disclaim membership in any such "group" with the Blackstone Persons, the Fanch Persons or the BCI Persons, (ii) the Fanch Persons disclaim membership in any such "group" with the Blackstone Persons, the LJH Persons or the BCI Persons and (iii) the BCI Persons disclaim membership in any such "group" with the Blackstone Persons, the LJH Persons or the Fanch Persons.

(c) None of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Preferred Stock or Common Stock, except as disclosed in this Schedule 13D.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Preferred Stock or Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, and 4 are incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


                               Page 20 of 24 Pages

Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Stock Purchase Agreement, dated as of December 23, 1999, among the Company, Blackstone Capital Partners III Merchant Banking Fund and the other Purchasers Party thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company, filed on December 28, 1999).

         3. Certificate of Designations, Preferences and Relative, Optional and Other Special Rights of 9.2% Series D Junior Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company, filed on December 28, 1999).

         4. Letter Agreement, dated December 23, 1999, among the Company, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Blackstone Capital Partners III Merchant Banking Fund L.P.


                               Page 21 of 24 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BLACKSTONE CCC CAPITAL PARTNERS L.P.

                                    By: BLACKSTONE MANAGEMENT
                                        ASSOCIATES III L.L.C.

                                    By: /s/ Chinh Chu
                                       ----------------------------------
                                       Name:  Chinh Chu
                                       Title:  Member


                                    BLACKSTONE CCC OFFSHORE CAPITAL
                                      PARTNERS L.P.

                                    By: BLACKSTONE MANAGEMENT
                                        ASSOCIATES III L.L.C.

                                    By: /s/ Chinh Chu
                                       ----------------------------------
                                       Name:  Chinh Chu
                                       Title:  Member


                                    BLACKSTONE FAMILY INVESTMENT
                                      PARTNERSHIP III L.P.

                                    By: BLACKSTONE MANAGEMENT
                                        ASSOCIATES III L.L.C.

                                    By: /s/ Chinh Chu
                                       ----------------------------------
                                       Name:  Chinh Chu
                                       Title:  Member



                               Page 22 of 24 Pages

                                    BLACKSTONE MANAGEMENT
                                      ASSOCIATES III L.L.C.

                                    By: /s/ Chinh Chu
                                       ----------------------------------
                                       Name:  Chinh Chu
                                       Title:  Member

                                    /s/ Peter G. Peterson
                                    -------------------------------------
                                    PETER G. PETERSON

                                    /s/ Stephen A. Schwarzman
                                    -------------------------------------
                                    STEPHEN A. SCHWARZMAN


                                    LJH PARTNERS,  L.P.

                                    By: Lamont Partners, LLC,
                                         its General Partner

                                    By: /s/ Douglas S. Luke
                                       ----------------------------------
                                       Name:  Douglas S. Luke
                                       Title:  Managing Member


                                    LAMONT PARTNERS, LLC

                                    By: /s/ Douglas S. Luke
                                       ----------------------------------
                                       Name:  Douglas S. Luke
                                       Title:  Managing Member

                                    /s/ Douglas S. Luke
                                    -------------------------------------
                                    DOUGLAS  S. LUKE



                               Page 23 of 24 Pages

                                    ROBERT C. FANCH REVOCABLE TRUST

                                    By: /s/ Robert C. Fanch
                                       ----------------------------------
                                       Name:  Robert C. Fanch
                                       Title:  Trustee

                                    /s/ Robert C. Fanch
                                    -------------------------------------
                                    ROBERT C. FANCH


                                    BCI INVESTMENTS II, LLC

                                    By: /s/ William J. Bresnan
                                       ----------------------------------
                                       Name:  William J. Bresnan
                                       Title:  Managing Member

                                    /s/ William J. Bresnan
                                    -------------------------------------
                                    WILLIAM J. BRESNAN


Dated: February 9, 2000


                               Page 24 of 24 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of a statement on Schedule 13D relating to the Common Stock, par value $.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation, and that any amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

                                  BLACKSTONE CCC CAPITAL PARTNERS L.P.

                                  By:  BLACKSTONE MANAGEMENT
                                         ASSOCIATES III L.L.C.

                                  By: /s/ Chinh Chu
                                     -------------------------------------
                                     Name:  Chinh Chu
                                     Title:  Member


                                  BLACKSTONE CCC OFFSHORE CAPITAL
                                    PARTNERS L.P.

                                  By:  BLACKSTONE MANAGEMENT
                                         ASSOCIATES III L.L.C.

                                  By: /s/ Chinh Chu
                                     -------------------------------------
                                     Name:  Chinh Chu
                                     Title:  Member


                                  BLACKSTONE FAMILY INVESTMENT
                                    PARTNERSHIP III L.P.

                                  By:  BLACKSTONE MANAGEMENT
                                         ASSOCIATES III L.L.C.

                                  By: /s/ Chinh Chu
                                     -------------------------------------
                                     Name:  Chinh Chu
                                     Title:  Member


                                  BLACKSTONE MANAGEMENT
                                    ASSOCIATES III L.L.C.

                                  By: /s/ Chinh Chu
                                     -------------------------------------
                                     Name:  Chinh Chu
                                     Title:  Member

                                  /s/ Peter G. Peterson
                                  ----------------------------------------
                                  PETER G. PETERSON


                                  /s/ Stephen A. Schwarzman
                                  ----------------------------------------
                                  STEPHEN A. SCHWARZMAN



                                  LJH PARTNERS,  L.P.

                                  By:  Lamont Partners, LLC,
                                         its General Partner

                                  By: /s/ Douglas S. Luke
                                     -------------------------------------
                                     Name:  Douglas S. Luke
                                     Title:   Managing Member


                                  LAMONT PARTNERS, LLC

                                  By: /s/ Douglas S. Luke
                                     -------------------------------------
                                     Name:  Douglas S. Luke
                                     Title:   Managing Member


                                  /s/ Douglas S. Luke
                                  ----------------------------------------
                                  DOUGLAS  S. LUKE

                                  ROBERT C. FANCH REVOCABLE TRUST

                                  By: /s/ Robert C. Fanch
                                     -------------------------------------
                                     Name:  Robert C. Fanch
                                     Title:   Trustee


                                  /s/ Robert C. Fanch
                                  ----------------------------------------
                                  ROBERT C. FANCH


                                  BCI INVESTMENTS II, LLC

                                  By: /s/ William J. Bresnan
                                     -------------------------------------
                                     Name:  William J. Bresnan
                                     Title:   Managing Member


                                  /s/ William J. Bresnan
                                  ----------------------------------------
                                  WILLIAM J. BRESNAN




Dated: February 8, 2000